Exhibit 99.1

VivoPower’s Caret Digital to develop up to 55MW of its solar farm portfolio for digital asset mining, including Dogecoin and Litecoin, with potential annual revenues of up to US$150m

Spin-off of Caret Digital previously approved by shareholders and subsequently confirmed in December 2023

Caret Digital approached with proposal to mine Dogecoin and Litecoin on its assets, ahead of a potential definitive agreement to enter into reverse merge spin-off with a Canadian counterparty

Economics of Dogecoin and Litecoin mining have improved markedly

Dogecoin and Litecoin mining use case consistent with Caret Digital’s previously announced Power-to-X strategy

LONDON, 14 November 2024 – VivoPower (“the Company”) announced today that its Board of Directors has approved an execution plan for its wholly owned subsidiary, Caret Digital, to develop up to 55MW of its solar farm asset portfolio for Dogecoin and Litecoin mining purposes. This follows a proposal from a Canadian group seeking to enter into a reverse merger with Caret Digital, with the Company currently progressing negotiations to finalise a definitive agreement.

Based on current Dogecoin and Litecoin prices and Antminer GPU costs, there is potential for Caret Digital to generate annual revenues of approximately US$150 million from Dogecoin and Litecoin mining. Capital expenditure would be funded through a combination of equity and debt to be raised independently by Caret Digital following any reverse merger spin-off.

VivoPower shareholders had previously approved a spin-off of Caret Digital, in whole or part, as well as a special dividend during the Annual General Meeting held in December 2023.

The Company will provide further updates in relation to the progress of the spin-off via a reverse merger and the consequences for VivoPower and its stakeholders, including any special dividend shares for VivoPower shareholders.

About VivoPower

Established in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning global sustainable energy solutions B Corporation company focussed on electric solutions for off-road and on-road customised and ruggedised fleet applications as well as ancillary financing, charging, battery and microgrids solutions. VivoPower’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel covering Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Forward-Looking Statements

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Contact

Shareholder Enquiries

shareholders@vivopower.com